

May 13, 2011

Via E-mail
Mr. Jeffrey G. Naylor
Chief Financial and Administrative Officer
TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

> **Re: TJX Companies, Inc.**
> **Form 10-K for the Year Ended January 29, 2011**
> **Filed March 30, 2011**
> **File No. 001-04908**

Dear Mr. Naylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 35

(a) Evaluation of Disclosure Controls and Procedures, page 35

1.   We note your statement that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. In future filings please state clearly, if true, that your disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your DC&P are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance related to your DC&P in future filings. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

Notes to Consolidated Financial Statements, page F-7

Note C. Dispositions and Reserves Related to Former Operations, page F-10

Reserves Related to Former Operations, page F-11

2.   We note on page F-12 that you may also be contingently liable on up to 13 leases of BJ's
        Wholesale Club, a former TJX business, and up to seven leases of Bob's Stores, also a
        former TJX business, in addition to those included in the reserve, and that your reserve
        for discontinued operations does not reflect these leases because you do not believe that
        the likelihood of future liability to TJX is probable. We further note your disclosure of
        contingent obligations and contingencies in Note O (pages F-31 to F-32), and under off-
        balance sheet liabilities (page 30). Please advise us of the following:

        •   Tell us whether you have determined the likelihood of future liability to TJX for these
            contingencies to be reasonably possible or remote.

        •   To the extent reasonably possible, tell us the aggregate possible loss or range of loss
            for these contingencies or explain to us why such an estimate cannot be made.

        •   Also confirm to us that you will provide the disclosures required by FASB ASC 450-
            20-50-4 through 50-6, as applicable, in future filings and provide us with the text of
            your proposed future disclosures as of January 29, 2011.

Note L. Income Taxes, page F-28

3.   We note that you have provided for deferred U.S. taxes on all undistributed earnings from
        your Winners Canadian subsidiary, Marshalls Puerto Rico subsidiary and Italian
        subsidiary through January 29, 2011, and that all earnings of your other foreign
        subsidiaries are considered indefinitely reinvested and no U.S. deferred taxes have been
        provided on those earnings. Please confirm to us that you will provide the disclosures
        required by FASB ASC 740-30-50-2(b) and 50-2(c) in future filings, and provide us with
        the text of your proposed future disclosures as of January 29, 2011.

4.   We note on page F-29 that you attribute a portion of the increase in your fiscal 2011
        effective income tax rate to the effects of repatriation of cash from Europe. Please tell us
        the amount of cash repatriated from Europe, whether the repatriation was from fiscal
        2011 or accumulated prior year Europe earnings, and the resulting income tax effect in
        fiscal 2011. Also describe to us your specific plans for the reinvestment of undistributed
        earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that
        management considered in determining that there is sufficient evidence that the
        undistributed earnings of your foreign subsidiaries will continue to be indefinitely
        reinvested in light of your repatriation from Europe in fiscal 2011 (ASC 710-30-25-19).

You may contact Brian McAllister at (202) 551-3341 or John T. Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services